Filed by Auddia Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Auddia Inc.

Commission File No.: 001-40071

Date: September 11, 2026

Dear Fellow Auddia Stockholders,

We are writing to share an important and exciting update on Auddia's proposed merger with Thramann Holdings and to ask for your vote on a transaction the Board believes represents a transformational opportunity for our stockholders. The time to vote is now and our records indicate your shares are unvoted as of the date of this letter.

The Special Meeting of stockholders has been scheduled for September 23, 2026. The transaction has cleared its major regulatory milestones and moved into its final stage: your vote. The definitive proxy statement has been filed and distributed to stockholders and contains important information about the merger. We encourage you to read it and to cast your vote today. No matter how many shares you own please vote today as the required threshold to approve the transaction is significant.

A compelling vision: building a premier AI holding company. Upon completion of the merger, Auddia will be renamed McCarthy Finney and will trade on Nasdaq under the ticker MCFN. McCarthy Finney is being built as an AI-native holding company that will deliver AI and Web3 services across a portfolio of four operating companies: LT350, Influence Healthcare, Voyex, and Auddia. Rather than a single-product company, stockholders would own a stake in a diversified platform positioned at the center of two of the most dynamic areas in technology today: artificial intelligence and Web3.

Four businesses, one platform, meaningful upside. Each portfolio company addresses a large, real-world opportunity: LT350 is a distributed AI datacenter company with a patented solar-canopy platform (14 issued patents) that can turn underutilized parking lots into low-latency, cost-effective AI datacenters at the edge; Influence Healthcare applies AI and blockchain to advance value-based care and return autonomy to physicians; Voyex uses agentic AI and an integrated fintech platform to reinvent the travel experience; and Auddia continues to pioneer AI-driven audio through its faidr superapp and Discovr Radio. Together under McCarthy Finney, these businesses share the resources, capital, and AI/Web3 infrastructure of a single holding company. The proposed combination positions stockholders in a broader AI-native operating company spanning distributed AI data centers, value-based healthtech, and AI-driven travel services, alongside Auddia's existing audio technology business.

Why we believe this is better than remaining stand-alone. The Board's unanimous conviction is that a share in the combined McCarthy Finney offers materially greater upside potential than a share in a stand-alone Auddia. By joining with three other AI-native companies, stockholders gain participation in a broader growth platform with diversified exposure, expansive access to capital and the scale, strategic optionality and flexibility of a holding-company structure. We believe this transaction positions our stockholders to participate in a value creation opportunity that is significantly larger in scale than what Auddia could pursue independently.

Your vote is critically important and the approval threshold is high. While the proposed transaction has been very well received by Auddia's stockholders, we want to be clear about what is needed to approve the transaction. This is a merger and, under Delaware corporate law, approval requires the affirmative vote of a majority of all outstanding shares of Auddia common stock and not simply a majority of the shares voted. This is a notably high bar considering the significant population of retail stockholders in our Company. As a practical matter, any share that is not voted has the same effect as a vote AGAINST the transaction. Every single share matters, regardless of how many shares you own, and abstaining or simply not voting can put the transaction - and your investment - at risk. Voting as soon as possible helps the Company avoid additional costs and delay associated with follow up mailings, solicitation calls and emails therefore allowing management to focus on executing on the combined business plan rather than pursuing outstanding votes.

Please vote today. We urge you to submit your vote as soon as possible so your voice is counted and we can move together toward closing. If you have any questions, need assistance, or would like to vote by phone or email, please contact Auddia's proxy solicitation firm, Campaign Management, toll-free at 1-844-400-3680 or via email at info@campaign-mgmt.com. Their team is available to help you vote your shares quickly and easily. Alternatively follow the instructions on the enclosed voting instruction form to vote online.

On behalf of the entire Board of Directors, thank you for your continued support of Auddia. We are energized by the opportunity ahead and look forward to building the future of McCarthy Finney together.

Sincerely,

Jeff Thramann

Chief Executive Officer

Auddia Inc.

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Cautionary Note on Forward-Looking Statements

Certain statements in this communication, other than purely historical information, may constitute “forward-looking statements” within the meaning of the federal securities laws, including for purposes of the “safe harbor” provisions under the Private Securities Litigation Reform Act of 1995, concerning Auddia, Thramann Holdings, and the proposed merger between Auddia and Thramann Holdings (the “Proposed Transaction”) and other matters. These forward-looking statements include, but are not limited to, express or implied statements relating to Auddia’s and Thramann Holdings’ management expectations, hopes, beliefs, intentions or strategies regarding the future including, without limitation, statements regarding: the structure, timing and completion of the proposed merger by and between Auddia and Thramann Holdings, and the expected effects, perceived benefits or opportunities of the Proposed Transaction; the combined company’s listing on Nasdaq after the closing of the Proposed Transaction; expectations regarding the structure, timing and completion of the financing needed to close the Proposed Transaction, including investment amounts from investors, timing of closing of the Proposed Transaction, expected proceed, expectations regarding the use of proceeds, and impact on ownership structure; the anticipated timing of the closing; the expected executive officers and directors of the combined company; each company’s and the combined company’s expected cash position at the closing and cash runway of the combined company following the proposed merger and any additional financing; the future operations of the combined company, including research and development activities; the nature, strategy and focus of the combined company; the development and commercial potential and potential benefits of any products and services of the combined company; the cash balance of the combined entity at closing; expectations related to the anticipated timing of the closing of the Proposed Transaction (the “Closing”); the expectations regarding the ownership structure of the combined company; the expected trading of the combined company’s stock on Nasdaq under the ticker symbol “MCFN” after the Closing; and other statements that are not historical fact.

These forward-looking statements involve a number of risks and uncertainties, some of which are beyond Auddia’s or Thramann Holdings’ control, or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, the risk that the conditions to the Closing or consummation of the Proposed Transaction are not satisfied, including the failure to timely obtain approval of the proposed merger from Auddia’s stockholders the risk that the required financing is not obtained in a timely manner, if at all; uncertainties as to the timing of the consummation of the Proposed Transaction; risks related to Auddia’s continued listing on Nasdaq until closing of the Proposed Transaction and the combined company’s ability to remain listed following the Closing; uncertainties regarding the impact any delay in the Closing would have on the anticipated cash resources of the combined company, and other events and unanticipated spending and costs that could reduce the combined company’s cash resources; the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the merger agreement; the effect of the announcement or pendency of the merger on Auddia’s or Thramann Holdings’ business relationships, operating results and business generally; costs related to the merger; the risk that as a result of adjustments to the exchange ratio, Auddia’s or Thramann Holdings’ stockholders could own more or less of the combined company than is currently anticipated; risks related to the market price of Auddia’s common stock relative to the value suggested by the exchange ratio; risks related to the inability of the combined company to obtain sufficient additional capital to continue to advance the development of its products and services; costs of the Proposed Transaction and unexpected costs, charges or expenses resulting from the Proposed Transaction; potential adverse reactions or changes to business relationships, operating results, and business generally, resulting from the announcement or completion of the Proposed Transaction;

Further information on factors that could affect the forward-looking statements and expectations above are contained in the filings that Auddia and/or McCarthy Finney have filed, or that will be filed, with the U.S. Securities and Exchange Commission (the “SEC”), including as set forth in the Form S-4 and the proxy statement/prospectus contained therein, as well as the documents incorporated by reference therein.

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No Offer or Solicitation

This communication and the information contained herein is not intended to and does not constitute (i) a solicitation of a proxy, consent or approval with respect to any securities or in respect of the proposed transaction or (ii) an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law, or an exemption therefrom. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR DETERMINED IF THIS COMMUNICATION IS TRUTHFUL OR COMPLETE.

Important Additional Information about the Proposed Transaction and Where to Find It

In connection with the Proposed Transaction, McCarthy Finney has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Form S-4”) that includes a definitive proxy statement of Auddia and that constitutes a prospectus of McCarthy Finney with respect to the securities of McCarthy Finney to be issued in the Proposed Transaction, dated August 10, 2026 (the “proxy statement/prospectus”). The proxy statement/prospectus was filed with the SEC on August 11, 2026 by Auddia, and the mailing of the proxy statement/prospectus to Auddia’s stockholders began on or about the same date. Each of Auddia and McCarthy Finney may also file other relevant documents with the SEC regarding the Proposed Transaction.

This communication is not a substitute for the Form S-4, the proxy statement/prospectus or any other document that Auddia or McCarthy Finney has filed, or may file, with the SEC in connection with the Proposed Transaction. INVESTORS AND SECURITY HOLDERS OF AUDDIA ARE URGED TO READ THE FORM S-4, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain copies of these documents (if and when available), as well as other filings containing information about McCarthy Finney and Auddia, free of charge on the SEC’s website at www.sec.gov. Copies of the documents filed with, or furnished to, the SEC by Auddia will be available free of charge on Auddia’s website at https://investors.auddiainc.com/filings. The information included on, or accessible through, Auddia’s website is not incorporated by reference into this communication.

Participants in the Solicitation

Auddia, Thramann Holdings, McCarthy Finney, and their respective directors and certain of their executive officers and other members of management may be deemed to be participants in the solicitation of proxies from Auddia’s stockholders in connection with the Proposed Transaction under the rules of the SEC. Information about Auddia’s directors and executive officers, including a description of their interests in Auddia, is included in Auddia’s most recent Annual Report on Form 10-K for the year ended December 31, 2025, which was filed with the SEC on March 5, 2025. Additional information regarding the persons who may be deemed participants in the proxy solicitations, including about the directors and executive officers of McCarthy Finney and Thramann Holdings, and a description of their direct and indirect interests, by security holdings or otherwise, are included in the Form S-4, the proxy statement/prospectus and other relevant materials that have been or will be filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

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